SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               29 April 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 29 April 2005 re: Director Shareholding

The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS                                                       29th April, 2005



Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, purchased 1,551,899 and 382,913 ordinary shares of 25p each in the capital of Lloyds TSB Group plc on 27th April, 2005 at 451.06p per share and on 28th April, 2005 at 447p per share respectively. The trustee also acquired 6,747 shares from one of the other Lloyds TSB Group employees' share trusts. All these shares were to be held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares) in its capacity as nominee, to satisfy allocations of "free shares" to participants under Shareplan.

Additionally, Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 28,487 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, allocated 8,748,521 ordinary shares of 25p each in the capital of Lloyds TSB Group plc, held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares) in its capacity as nominee, to participants in Shareplan at 457.4p per share to satisfy the award of "free shares" under Shareplan on 28th April, 2005.

Following the above transactions, the share holding of Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares) has been reduced to nil. The following directors, together with some 77,000 other employees, are potential participants in Shareplan and were, therefore, treated as being interested in the above transactions.

Mr. J.E. Daniels

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. D.P. Pritchard

Mr. G.T Tate

Mrs. H.A. Weir

This notification is made to comply with paragraph 16.13 of the listing rules.

Yours faithfully,








        A.J. Michie

        Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     29 April 2005